Exhibit 99.1

Global Mofy Recognized as a Beijing “Specialized and New” SME by the Municipal Bureau of Economy and Information Technology

BEIJING, March 14, 2025 (GLOBE NEWSWIRE) -- Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that the Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”), our wholly-owned subsidiary, has been officially recognized as a Specialized, High-End and Innovation-Driven Small and Medium-Sized Enterprise by the Beijing Municipal Bureau of Economy and Information Technology.

This recognition underscores Global Mofy’s unwavering commitment to innovation, specialized expertise, and its dedication to advancing emerging technologies. The prestigious Specialized, High-End and Innovation-Driven Small and Medium-Sized Enterprise designation is awarded to enterprises that excel in niche markets, leveraging cutting-edge technologies to drive sustainable growth. It further affirms the Company’s leadership in the digital content and virtual technology sectors, aligning seamlessly with its mission to propel digital transformation by integrating advanced virtual technologies into real-world applications.

“Global Mofy China is honored to be recognized as a Specialized, High-End and Innovation-Driven Small and Medium-Sized Enterprise in Beijing,” said Haogang Yang, CEO of Global Mofy. “This recognition underscores our relentless efforts to push the boundaries of innovation and strengthen our contributions to the digital economy. As we continue to pioneer advancements in virtual technology services and 3D digital asset development, we remain committed to delivering exceptional value to our clients and partners worldwide.”

Global Mofy looks forward to leveraging this opportunity to accelerate its technological advancements and expand its influence in both domestic and international markets.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com